Mail Stop 0303

								May 26, 2005

Via facsimile 801.446.5500 and U.S. Mail

Don J. Colton
Pioneer Oil and Gas
1206 W. South Jordan Parkway, Unit B
South Jordan, Utah 84095

Re:	Pioneer Oil and Gas
   	Schedule 13E-3 filed on May 5, 2005, File No. 80723
    	Preliminary Proxy Statement filed on May 5, 2005,
	File No. 0-30472

Dear Mr. Colton:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3`````

1. We note that Messrs. Don J. Colton and Gregg B. Colton beneficially own 10.93% and 11.0%, respectively, of Pioneer`s common stock. However, we were unable to locate Schedules 13D/G on file for Don J. Colton and/or Gregg B. Colton. Please advise.

2. It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable.
Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

3. It does not appear that you have filed a form of proxy as set forth by 14a-4 with your preliminary proxy statement. Upon re-filing your revised preliminary proxy statement, please include a form of proxy.

4. We note that you disclose that Pioneer conducted an initial public offering in 1981. However, it appears from our records that Pioneer entered the reporting system in 1998 by filing a Form 10-SB. Please revise to reconcile or advise.

Schedule 14A

General

5. Please revise the body of your proxy statement to disclose whether your affiliates, including your directors and/or officers, will receive any compensation or benefits, as a result of this transaction, that will differ from your unaffiliated security holders. For example, will your officers and directors be compensated for their future services to Pioneer? If so, please disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction. Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction? To the extent that there are material differences between the interests of your affiliated and unaffiliated security holders in this transaction, prominently disclose a summary of the interests and potential conflicts of interests of affiliates in your "Summary Term Sheet."

6. Revise your proxy to discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

7. You disclose that the board authorized the stock splits that will take place without shareholder vote since under Utah law a shareholder vote is not required for a reverse stock split or for the repurchase of fractional shares. In view of the fact that a security holder vote is not required for proposal 1, please revise your proxy statement to disclose whether the board will implement the stock splits and the company will "go private," regardless of whether a majority of the security holders ratify the board`s action. If so, please disclose and expand the discussion of your procedural safeguards to explain why each filing person believes that the transaction is fair despite the fact that the transaction is not structured so that approval of at least a majority of all your security holders is required.

General Information

8. Please disclose on the cover page the price per share that security holders owning fewer than 2,000 shares will receive in the transaction.

Cautionary Notice Regarding Forward-Looking Statements

9. We note your reference to the Private Securities Litigation
Reform Act.  Section 27A(b)(1)(E) of the Securities Act of 1933 and
Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Please revise.

Special Factors

	Reasons for the Stock Splits

10. You disclose that the company plans to provide security holders with annual audited financial statements and proxy statements after deregistration. Please disclose how you plan to disseminate this information to your security holders.

Alternatives to Stock Splits

11. You have indicated that you considered an issuer tender offer, a traditional stock repurchase program and a cash out merger.
Please disclose whether you considered any transactions that did not include management, such as placing Pioneer up for sale. If not, please disclose why the board did not consider such alternative, non-management transactions.

Fairness of the Stock Splits

12. Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Expand to address why each filing person believes this transaction is fair to those unaffiliated shareholders who will be cashed out as well, as those who will remain as shareholders of an illiquid security.

13. We refer you to the discussion of procedural safeguards.
Please expand this discussion to explain why the transaction is procedurally fair despite the fact that Pioneer does not require the approval of at least a majority of unaffiliated security holders. See
Item 1014(c).

   Advantages of the Stock Splits

14. With respect to the ability of smaller shareholders to purchase stock to reach the 2000 share threshold, how can the company guarantee that the consummation of the transactions will result in fewer than 300 common stock holders so that the company may go private? If you are assuming that few small shareholders will seek to purchase additional shares, then you should include this qualification when you indicate that you will have fewer than 300 holders.

   Opinion of Gate-Way

15. Provide us with copies of all projections and forecasts, as well as any other materials exchanged among the parties that quantified any strategic, financial or operational benefits anticipated from the reverse/forward stock split. Disclose any projections or forecasts provided by the company to Gate-Way in the proxy statement disseminated to shareholders.

16. We note that the valuation opinion from Gate-Way is based on factors and assumptions. Advise whether you have disclosed all of the factors and assumptions provided to Gate-Way for use in its valuation opinion. In this regard, ensure that your disclosure summarizes all of the material assumptions and projections that were presented to Gate-Way. Also, textually explain how the assumptions were used to derive the fair value of the company.

17. We note that the summary of Gate-Way`s report in the proxy statement and in Exhibit A is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

18. We note that your financial advisor considered two valuation methods in providing its valuation opinion. Please substantially revise your disclosure to provide a materially complete explanation of both valuation methods. You should provide a discussion of both valuation methods, the assumptions made under both valuation methods, statistical findings of both valuation methods and how your financial advisor ultimately derived the value of Pioneer under both valuation methods. To the extent that the valuation methods use ratios and multiples to value Pioneer under the two valuation methods, please discuss and explain how the ratios and multiples support Gate-Ways conclusions. Also, the discussion of your public comparable analysis should identify the group of nine oil and gas companies and discuss the basis for choosing the companies and/or the transactions that are part of the comparison.

19. Please disclose how Gate-Way determined the weight to apply to each valuation method to derive the ultimate fair value of Pioneer. In this regard, your proxy statement should be revised to specifically disclose the basis for Gate-Way`s decision to weight the market approach at 60% and the income approach at 40%. Why did Gate-Way assign a greater weight to the market approach than the Income approach?

Proposal Two: Election of Directors

   General

20. Please expand the disclosure regarding your audit committee pursuant to Item 7(d) of Schedule 14A.

21. Please disclose the information required by Item 7(d)(2)(ii) of Schedule 14A regarding the company`s nomination process.

Executive Compensation and Related Information Background of the
Stock Splits

22. You disclose that deregistration has been discussed since the implementation of the Sarbanes-Oxley Act and that you had informal meetings when the Act was passed. In view of the fact that the Sarbanes Oxley Act was passed in 2002, please expand your disclosure to discuss the material events regarding this transaction that took place from the time the Sarbanes-Oxley Act was passed until the "past several months." Did the board or management have discussions during this time period regarding the possibility of deregistering its common stock? Why have you chosen to undertake the stock splits now? For example, why did the board consider the advantages and disadvantages of remaining a SEC reporting company "[d]uring the past several months?" Who initiated the review of the alternatives?

23. Please expand the disclosure in this section to provide a more detailed discussion of all material events that led to and culminated with the board`s decision to undertake the split transactions. Although we understand that you have a general discussion of the background of your stock splits, your disclosure should include a description of all material contacts, negotiations and agreements that took place prior to the board approval of the stock splits.
See Item 1005 of Regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material action, including each specific action taken by the board that led to the approval of this transaction. This revised section should specifically discuss the role of affiliates in initiating and structuring the stock splits. Further, the disclosure should address whether board or the company`s management consulted with counsel or consultants other than Gate-Way.

24. We note that you have filed a valuation opinion from Gate-Way as an exhibit to the Schedule 13E-3. Please expand to provide all of the disclosure required by Item 1015 of Regulation M-A in connection with this third party report. For example, include the information required by Item 1015(b)(2) and (3) regarding the qualifications of Gate-Way and the method of selection, respectively.

25. Please expand the disclosure regarding your discussion of how the board reached its determination as to the proposed terms of the stock splits, including how the board determined the reverse stock split ratio of 1 share for each 2,000 shares. In this regard, it would be helpful to expand the disclosure to describe the board`s consideration of various split ratios in more detail. Also, clearly identify who determined the consideration to be offered to fractional security holders and disclose the criteria used to determine the ultimate consideration, including an explanation of how the board derived the premium.

Federal Income Tax Consequences

26. To the extent that the tax consequences of this transaction for the company and its affiliates differ from those of the unaffiliated security holders, revise to address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item
1013(c) of Regulation M-A.

Incorporation of Certain Documents by Reference

27. Advise us of the authority upon which you rely to forward incorporate by reference future Exchange Act reports into the
Schedule 14A, or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14A to include the information if filed to the extent required to fulfill your disclosure obligation.

28. We note that you are incorporating by reference Pioneer`s Form 10-QSB for the quarter ended March 31, 2005. Please advise of the authority you are relying upon to incorporate by reference in this manner. Alternatively, revise your Schedule 14A to include this information.

Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Also please provide us with marked copies to your revised preliminary proxy statement in accordance with Rule 14a-6(h). Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

					Sincerely,



      	                  Jeffrey B. Werbitt
            	            Attorney-Advisor
                  		Office of Mergers and Acquisitions